Mail Stop 3561

September 18, 2007

Haim Karo
President
Monumental Marketing, Inc.
20 Robert Pitt Drive, Suite 214
Monsey, NY 10952

> **Re: Monumental Marketing, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **September 30, 2006**
> **File No. 0-28769**

Dear Mr. Karo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

cc: Haim Karo, President
        Fax: (845) 290-6607
        Bernard Pinsky, Esq.
        Clark Wilson, LLP
        Fax: (604) 687-6314